Exhibit 99.1

IHS Towers Publishes 2024 Sustainability Report

May 27, 2025, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”) group, one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, has today published its 2024 Sustainability Report.

The report covers sustainability activities from January 1, 2024 to December 31, 2024 and demonstrates IHS Towers’ continued commitment to its stakeholders, including, but not limited to, its employees, customers, suppliers, local communities, regulators, governments and shareholders.

IHS Towers’ vision is to help create a connected world, where mobile connectivity promotes continued economic growth and social development. The communications infrastructure it provides is vital to enabling that connectivity.

In 2024, IHS Towers continued to make progress in executing its four-pillar sustainability strategy – focusing on ethics and governance, environment and climate change, education and economic growth, our people and communities – is detailed in this report.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “In an increasingly connected world, our solutions help facilitate digital inclusion. As detailed in our 2024 Sustainability Report, we seek to further broaden access to the socioeconomic opportunities this presents through our community focused initiatives.

In 2024, 55% of our sustainability spend focused on initiatives relating to our education and economic growth pillar. Through the development of ICT centers and digital kiosks, the delivery of STEM training programs, and the facilitation of school internet connectivity, we are helping connect the next generation to critical education resources.

2024 also marked the completion of our three-year partnership with Giga, a joint UNICEF and ITU initiative, and I am proud of the contribution IHS Towers has made to Giga’s objective of connecting all schools in the world to the internet, and all children to information, opportunity and choice.”

2024 Sustainability Report Highlights

As of and for the year ended December 31, 2024, we reported the following environmental, social and governance (“ESG”) related progress:

Environment

•	Carbon Reduction Roadmap:
o	Reduced our Scope 1 and Scope 2 kilowatt-hour emissions intensity by approximately 11% compared with 2023, with an approximate 20% reduction in emissions intensity since 2021

o	Invested $209.4 million in Project Green since the project began in 2022
•	Planted 7,800 seedlings in Brazil’s Amazon region, restoring an additional four hectares of degraded area
•	Partnered with WaterAid to construct rainwater harvesting systems at four schools in Nyagambe District, Rwanda, providing more than 4,000 children and staff with clean water

Social

•	Introduced five Life Saving Rules and nine HSE Principles to further strengthen our approach to health and safety
•	The rate of recordable work-related injuries among IHS employees decreased to 0.04, in comparison to 0.17 in 2023
•	27% of our employees were female and 73% were male, equal to the percentage reported in 2023
•	Employees completed 12 hours of training on average on the IHS Academy
•	Spent $8.2 million on community-focused sustainability initiatives, bringing the total investment in our local communities to $37 million since 2017
•	Facilitated digital inclusion by:
o	Training more than 100,000 students in digital skills through Nigeria’s 3 Million Technical Talent (3MTT) initiative
o	Providing over 2,000 young people with new ICT and digital facilities in Cameroon and Rwanda
o	Supporting over 5,250 students with STEM skills and training in Nigeria and Brazil
•	Enhanced Giga’s visibility analysis in Brazil:
o	By integrating IHS Brazil data, Giga determined that the average distance from a school to the nearest tower was 0.85 kilometers

Governance

•	IHS South Africa achieved a Level 4 rating in its first Broad-Based Black Economic Empowerment (B-BBEE) audit
•	Maintained our ISO 37001 Anti-Bribery Management System certification[1]
•	In March 2025, we received an updated ESG Risk Rating from Morningstar Sustainalytics. Our ESG Risk Rating places us in the top 9% of all companies assessed by Morningstar Sustainalytics in the Telecommunication Services Industry[2]
•	Continued driving high standards of integrity throughout our supply chain; 4,581 supplier employees completed training in topics relating to our Supplier Code of Conduct

1 ISO 37001 Anti-Bribery Management System certification has been achieved in the UAE, UK and operating companies.

2 Copyright © 2025 Morningstar Sustainalytics. All rights reserved. This report contains information developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers.

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For more information, please visit www.ihstowers.com/sustainability

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 39,000 towers across its eight markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our business strategy, plans, market growth and our objectives our sustainability program and Carbon Reduction Roadmap.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to general macroeconomic conditions in the countries in which we operate; our inability to successfully execute our business strategy and operating plans, or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green); environmental liability; and the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, the information included in our 2024 Sustainability Report, including highlights provided in this press release, are subject to certain important disclaimers that should be read and considered in concert with such information.

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